

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 23, 2009

Mr. Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

Re: CYIOS Corporation
Item 4.01 Form 8-K
Filed July 15, 2009
File No. 000-27243

Dear Mr. Carnahan:

We note that you submitted a correspondence file in Edgar on July 20, 2009. The correspondence appears to be a copy of Form 8-K marked to show changes you intend to make in an amendment to the filing. As previously requested, please file an amendment that reflects the changes in the correspondence submitted on July 20, 2009 and addresses each of the comments in our letter dated July 16, 2009. In doing so, please note that your correspondence did not address comments three, four, six and eight in our previous letter. Those comments were:

- Please disclose whether Baum and Company's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

- Please revise to specifically disclose whether the decision to change accountants was recommended or approved by the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

- Please disclose the date you actually engaged Jewett, Schwartz, Wolfe & Associates. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

- Please note that you are required to file an updated letter from Baum and Company stating whether the firm agrees with the statements made in any

amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

In addition, as previously requested please furnish a letter with your amendment that keys your responses to the comments in our letter dated July 16, 2009 and provide a statement from the company acknowledging that:

o   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3322 if you have any questions regarding these comments. In my absence, please direct your questions to Bill Thompson, Accounting Branch Chief.

Sincerely,

Ta Tanisha Meadows
Staff Accountant